SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Records the Highest Demand on its Route Network since Operations Began

Demand grows by  5.9% over the same period in 2010 and the domestic load factor reaches 77.7%.

São Paulo, February 10, 2011 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, recorded a 5.9% year-on-year increase in demand on its total route network in January, accompanied by a consolidated load factor of 75.6%.

Demand

Demand on the domestic market grew by 5.8% year-on-year, mainly due to Brazil’s positive economic scenario, which helped increase the emerging middle class’s share on the service sector, in addition to: (i) more frequent flights to regional markets, particularly on the Montes Carlos route, whose daily averaged load factor reached levels above 80%; (ii) dynamic fare management, which allowed the Company to strengthen yield in a high season month, at the same time benefiting from the 1.4 p.p. increase in the domestic load factor; and (iii) a focus on short-haul flights (around 95% of GOL’s flights are less than three hours). In comparison with the previous month, demand increased by 7.6% due to the same factors responsible for the year-on-year upturn, as well as the sales peak in January on the South-Northeast routes, thanks to the school vacations.

International demand climbed by 6.8% as a result of: (i) the increase in charter flights in 2010; (ii) the consolidation of international routes, which were adjusted at the end of 2009; (iii) new international destinations; and (iv) the appreciation of the Real against the Dollar, favoring tourism in Latin America.  In comparison with December 2010, demand fell by 1.9% due to adjustments in the route network involving flights to Bogota, Colombia.

Operating Data	January 2011 (*)(**)	January 2010 (*)(**)	Change % (YoY)	December 2010(*)(**)	Change % (MoM)
Total System
ASK (mm)(1)	4,164.3	3,942.2	5.6%	4,073.7	2.2%
RPK (mm)(2)	3,149.4	2,973.5	5.9%	2,955.1	6.6%
Load Factor (3)	75.6%	75,4%	+0.2 p.p.	72.5%	+3.1 p.p.
Domestic Market
ASK (mm)(1)	3,664.0	3,527.5	3.9%	3,644.1	0.5%
RPK (mm)(2)	2,847.7	2,691.0	5.8%	2,647.5	7.6%
Load Factor (3)	77.7%	76.3%	+1.4 p.p.	72.7%	+5.1 p.p.
International Market
ASK (mm)(1)	500.4	414.7	20.7%	429.5	16.5%
RPK (mm)(2)	301.8	282.5	6.8%	307.6	-1.9%
Load Factor(3)	60.3%	68.1%	-7.8 p.p.	71.6%	-11.3 p.p.

(*)January 2011 – preliminary figures; January 2010 – management figures adjusted to comply with the new National Civil Aviation Agency (ANAC) methodology; December 2010 – ANAC figures.

(**) Considering the new calculation methodology  introduced by ANAC’s 2010 DCA Manual.

Supply

Supply increased by 5.6% year-on-year, mainly due to: (i) higher operational productivity (more than 13.3 block hours per day in January 2010, versus around 13.0 in January 2009); (ii) the replacement of B737-300 aircraft with B737-800s, which have more seats; (iii) the reactivation of B767 aircraft for international charter flights; and (iv) the arrival of three aircraft in 3Q10 (boosting capacity in 2011). In comparison with the previous three months, supply moved up by 2.2%, thanks to the 6.1% upturn in the average flight stage.

In line with its strategy of responsibly capacity additions in the industry, the Company seeks to: (i) manage the supply of seats in order to optimize load factors; and (ii) offer fares that are consistent with the aim of maximizing operating results, while maintaining high aircraft productivity levels (more than 13.0 block hours per day), thereby diluting fixed costs.

Load Factor and Yield

As a result, GOL’s total load factor came to 75.6% (0.2 p.p. up year-on-year and 3.1 p.p. up on the month before). Yield totaled above R$21.00 centavos, more than 2.5% up on January 2009 (without affecting the load factor, which increased by 0.2 p.p.).

As a consequence of the factors mentioned above, PRASK (passenger revenue per available seat-kilometer) moved up by around 3.5% over the same period in 2010.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact
Investor Relations
Leonardo Pereira –CFO
Rodrigo Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe): Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.